                                  SCHEDULE 14A
                                 (Rule 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION


                                Amendment No. 1
           Proxy Statement Pursuant to Section 14(a) of the Securities
                              Exchange Act of 1934


Filed by the Registrant |_|
Filed by a Party other than the Registrant |X|
Check the appropriate box:
|X| Preliminary Proxy Statement            |_| Confidential, for use of the Com-
|_| Definitive Proxy Statement                 mission only (as permitted by
|_| Definitive Additional Materials            Rule 14a-6(e)(2))
|_| Soliciting Material Pursuant to
    Rule 14a-11(c) or Rule 14a-12

                                   AETNA INC.

                (Name of Registrant as Specified in Its Charter)

                            Providence Investors, LLC

     (Name of Persons Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|X| No fee required.
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

|_| Fee paid previously with preliminary materials:

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

                                 PROXY STATEMENT


                              Dated April 2, 2002


                                       of

                            PROVIDENCE INVESTORS, LLC

                                   ----------

       IN OPPOSITION TO THE MANAGEMENT NOMINEES TO THE BOARD OF DIRECTORS
                                       OF
                                   AETNA INC.
                                 for use at the
                       ANNUAL MEETING OF STOCKHOLDERS OF
                                   AETNA INC.
                                   to be held
                                 April 26, 2002


            This Proxy Statement is being furnished to holders of common stock, par value $.01 per share (the "Common Stock"), of Aetna Inc., a Pennsylvania corporation (the "Company"), with principal executive offices at 151 Farmington Avenue, Hartford, Connecticut, in connection with a proxy solicitation by Providence Investors, LLC ("Providence"). Such proxies are to be used at the annual meeting of stockholders of the Company to be held at the Company's Headquarters in Hartford, Connecticut, on Friday, April 26, 2002, at 9:30 a.m., local time, and at any adjournment thereof (the "Annual Meeting"). The close of business on February 22, 2002, has been fixed as the record date (the "Record Date") for the determination of stockholders entitled to receive notice of and to vote at the Annual Meeting. This Proxy Statement is first being furnished to stockholders on or about April [ ], 2002.


                        PARTICIPANTS IN THE SOLICITATION

            Providence and its affiliates in the aggregate beneficially own 16,800 shares of the issued and outstanding shares of Common Stock of the Company. For all of the reasons as described in detail below, Providence is soliciting proxies to elect Chris C. Riedel, Lawrence G. Schafran, and James F. Bingham, Jr. (collectively, the "Stockholder Nominees") to the Company's Board of Directors, to serve as directors until their successors are duly elected and qualified.

            Providence Investors, LLC, a Delaware limited liability company, is a New York domiciled investment company, of which Herbert A. Denton is a managing member. Providence Investors, LLC is an affiliate of, and has the same principal business address as, Providence Capital, Inc. Providence Capital, Inc., a Delaware corporation, is a private investment firm and an independent NASD registered broker-dealer based in New York, with a principal business address of 730 Fifth Avenue, Suite 2102, New York, New York 10019. Herbert A. Denton is the President and majority stockholder.

            Providence Capital, LLC, a Delaware limited liability company, invests in publicly traded companies using applied corporate governance strategies developed by Herbert A. Denton, the controlling stockholder.

            The Stockholder Nominees are described in detail below. None of the Stockholder Nominees are members of the present Board of Directors of the Company. All of the Stockholder Nominees are citizens of the United States.


            Information relating to the number of shares of the Company's Common Stock beneficially owned, directly or indirectly, by Providence and Stockholder Nominees, as of April 2, 2002 is set forth in Appendix A.


            Information relating to all purchases and sales of shares of the Company's Common Stock by Providence and each of the Stockholder Nominees during the past two years is set forth in Appendix B.

                         CERTAIN BACKGROUND INFORMATION

Prior to December 13, 2000, the Company, a Pennsylvania corporation (formerly, Aetna U.S. Healthcare Inc.), was a subsidiary of a Connecticut corporation named Aetna Inc. ("Former Aetna"). On December 13, 2000, the Company changed its name to Aetna Inc., and the Company's common shares were distributed by Former Aetna to its shareholders in a spin-off. As part of the same transaction, Former Aetna, which was then comprised of its financial services and international businesses, was merged into a subsidiary of ING Groep N.V. As a result, each shareholder of record of Former Aetna as of the close of business December 13, 2000 received approximately $35.33 in cash in exchange for each of their existing Former Aetna shares and one share of common stock of the newly spun-off health care company ("New Aetna").

Throughout the remainder of this document, when we refer to Former Aetna, we are describing the Connecticut corporation as it existed prior to December 13, 2000. The Company, or just "Aetna", or "New Aetna", refers to the Pennsylvania corporation that currently trades on the NYSE under the ticker symbol AET.

                  WHY YOU SHOULD ELECT THE STOCKHOLDER NOMINEES

This proxy contest is about corporate governance. In the post-Enron era and as a matter of principle, Providence hereby offers Aetna's shareholders the choice of an alternative slate of director nominees.

Here are Providence's reasons why:


      o We believe that the Board has an unacceptable attitude toward corporate governance that leaves it unfairly entrenched and inadequately accountable to shareholders;



      o We believe that the Board and management have failed to deliver acceptable operating results; and

      o We believe that the Board has made several major decisions in the last two years that, we believe, have decreased all shareholders' wealth.


Providence believes that Aetna's corporate governance inappropriately entrenches management, and inadequately provides for the Board's and management's accountability to shareholders. In addition to fostering more accountability to shareholders, we believe that good corporate governance ultimately leads to better company operating results and stock performance.


We cite a recent study released in February 2002 entitled "Corporate Governance and Equity Prices" authored by Paul A. Gompers, Harvard Business School, Joy L. Ishii, Harvard University, and Andrew Metrick, from The Wharton School of the University of Pennsylvania(1). The study examined corporate governance at approximately 1,500 public companies (greater than 93% of the market capitalization in all of the U.S. stock markets) in the period beginning September 1990 - December 1999. The authors of the study created a Governance Index that tracked 24 corporate governance provisions. The index was created by adding one point for each governance provision that increased managerial power versus shareholders (G-score), and was calculated for all 1,500 companies. Companies with a G-score of less than or equal to 5 were placed in the "Democracy Portfolio," which represents companies with the strongest shareholder rights. Companies with a G-score of greater than or equal to 14 were included in the "Dictatorship Portfolio," which represents companies with the weakest shareholder rights. The study found that companies in the Democracy Portfolio outperformed the Dictatorship Portfolio by over 9% per year during the 1990's. The report demonstrated that "Dictatorship" companies "earned significantly lower returns, were valued lower, had poorer operating performance, and engaged in greater capital expenditure and takeover activity". We note that one caveat presented with the study is that causality between governance and either firm value or performance has not yet been established.


According to Professor Gompers, as of March 15, 2002, Aetna had a G-score of 14 which, if a similar sample were taken today, would place Aetna in the Dictatorship Portfolio.


Since September 2000, Providence has encouraged Former Aetna's Board and, later, Aetna's Board to modify its corporate governance to improve accountability. Nevertheless, both Board's have rejected each and every one of Providence's recommendations and further, have made a number of major decisions which Providence believes to be questionable and not in the best interests of Aetna's shareholders. Therefore, Providence has decided to offer Aetna's shareholders an alternative slate of three highly qualified directors who support management accountability to shareholders.


Specifically, despite Providence's correspondence and discussion with management and directors (including members of Aetna's Nominating and Corporate Governance Committee), Former Aetna's Board and Aetna's Board have adopted and maintained a corporate governance structure that, we believe, detracts from accountability to shareholders. Various features include the following:

            o     Shareholder Rights Plan ("poison pill")
            o     Super-majority voting required to amend certain bylaws
            o     Classified Board of Directors (to be declassified in 2004)
            o     No ability for shareholders to call a special meeting


----------
(1) Dr. Gompers has given us permission to quote from this study in this proxy statement. We note that Aetna Director Dr. Judith Rodin is President of the University of Pennsylvania.

            o     No ability for shareholders to act by written consent
            o     Pennsylvania incorporation

Aetna's filings state that the Company's Articles, Bylaws and the Rights Agreement ("poison pill") contain certain provisions that could delay or make more difficult the acquisition of Aetna by means of a tender offer, a proxy contest or otherwise. These filings also state that the inability of Aetna's shareholders to act by written consent, together with provisions prohibiting shareholders from calling shareholder meetings, may have the effect of delaying consideration of a shareholder proposal until the next annual meeting. These filings also state that these provisions could prevent the holders of a majority of the voting power of the voting shares from using the written consent procedure to take shareholder action. Furthermore, these filings state that if shareholders want to amend provisions relating to approval of business combinations, the classified board of directors, and other transactions, the affirmative vote of the holders of two-thirds of the outstanding voting power of Aetna will be required. Finally, the Company states that if shareholders would like to amend provisions relating to the calling of special meetings of shareholders, and the advance notice provision for shareholder nominations and shareholder proposals, it will require the approval of at least 80% of the outstanding voting power of Aetna.

The Company says that its rationale for implementing this corporate governance structure is to enable Aetna to develop its business in a manner that will foster long-term growth without disruption caused by the threat of a takeover not deemed by the Aetna Board to be in the best interests of Aetna and its shareholders.


Ironically, we note that the last time there was a threat of a takeover, at a 79.5% premium to the last sale on February 14, 2000(2), Former Aetna's shareholders were subsequently rewarded with $35.33 per share in cash plus stock in the "New Aetna" that closed on April 1, 2002 at $38.66. Thus, shareholders enjoyed a greater than 90% gain in the value of their Aetna shares-- from an eight year low of $39 just prior to the takeover threat, to $35.33 in cash plus $38.66 per share in the New Aetna, for a total equaling $73.99(3) per share today.


Providence believes that the freedom the Aetna Board has sought from worrying about a possible takeover threat and any ensuing disruption comes at too great a cost to Aetna's shareholders. Providence believes that the Board should worry if, because of the Company's performance, the stock price is so low that an acquirer is willing to put its money on the line to buy the Company at a premium price. We believe shareholders should be free to accept such a bid without the artificial barricade of a "poison pill."

In our view, Aetna's corporate governance unreasonably and unjustifiably entrenches management and provides an inadequate level of accountability on the part of management and the Board to Aetna's shareholders, thus undermining fundamental concepts of corporate democracy. Specifically:

----------
(2) Former Aetna closed at $39.00 on February 14, 2000. On February 24, 2000, Former Aetna received a confidential letter from WellPoint Health Networks Inc. and ING America Insurance Holdings, Inc. proposing a business combination with Former Aetna for $70 per share (approximately $10.4 billion in stock and cash).


(3) $35.33 + $38.66 = $73.99

      o     "Poison Pill"


            We believe that shareholders, after taking into account management's recommendation, should be entitled to decide what a fair price is for their holdings. It is our view that the best defenses against an unwanted takeover are superior operating results and a high stock price. However, we believe that as a consequence of the "poison pill", combined with Aetna's other anti-takeover devices, potential acquiors of Aetna are effectively discouraged from taking their offer directly to the shareholders. Furthermore, we believe that "poison pills" may have the unintended consequence of discouraging communication between two or more large shareholders due to their concern of inadvertently triggering the "poison pill" (by arguably constituting a "group" and thereby being required to file a Schedule
            13D) which could allow the Board to effectively confiscate a portion of their stock. We believe this may inhibit large shareholders from communicating any of their shared interests or concerns to the Board in a coordinated way. We note that the top five shareholders of Aetna control approximately 30% of the shares, well over the 15% trigger threshold of Aetna's "poison pill."


      o     Super-majority Voting

            We believe that with regard to the shareholders' ability to amend bylaws, a basic tenet of corporate democracy is that the majority rules, not a super-majority vote.

      o     Classified Board

            We believe that Aetna's classified board reduces the Board's accountability to shareholders. Shareholders, in our view, ought to have the right to hold the entire Board to account on an annual basis. Although Aetna has committed to declassifying the Company's Board in 2004, in the context of Aetna's multifaceted anti-takeover defenses, we see no compelling reason why this is not done now.

      o     Special Meetings

            We believe shareholders ought to have the ability to call a special meeting if a minimum percentage, say 20%, wish to do so. We believe that companies who do not allow for their shareholders to call a special meeting insulate themselves from addressing critical issues that shareholders may wish to raise between annual meetings.

      o     Shareholder Action by Written Consent

            We believe that the owners of a majority of the issued and outstanding shares ought to have the ability to act by written consent. We believe that if a majority of shareholders desire a certain action to be taken, no compelling purpose is served by requiring the formality of holding a shareholder meeting.

      o     Pennsylvania Incorporation

            We view Pennsylvania domiciled companies as among the least favorable for recognizing shareholder rights. Aetna is incorporated in Pennsylvania whereas Former Aetna was incorporated in Connecticut.

We believe this thicket of shareholder-unfriendly measures makes Aetna excessively well-defended against a threat of a takeover not deemed by the Board to be in the shareholders' best interests. Critically, we believe this represents excess protection and comes at the expense of the Board's and management's accountability to shareholders. We have attempted to convince Former Aetna and Aetna to reform its corporate governance and become more accountable to shareholders. Specifically, on September 25, 2000, after reviewing New Aetna's Registration Statement (Form 10-12B filed on September 9,
2000), we wrote to then Former Aetna's Chairman, President and CEO, William H. Donaldson(4), and urged him to address a number of corporate governance mechanisms that we perceived as disenfranchising shareholders. These included:


      o     Shareholder Rights Plan ("Poison pill")
      o     No shareholder ability to act by written consent;
      o     No shareholder ability to call a special meeting, and;
      o Certain corporate actions requiring a two-thirds or even an 80% super-majority vote.



On October 18, 2000, the New Aetna filed an Amended 10-12B/A. We were surprised to discover Aetna had not only failed to address any of our concerns, but added a "Classified Board" structure for good measure. However, the Board has committed to declassifying the Board at 2004 Annual Meeting and thereafter. Lest anyone be tempted to argue that Former Aetna's shareholders voted affirmatively in favor of this corporate governance structure without other mitigating factors, we note that in order to approve the plan of restructuring and get the $35.33 per share cash distribution(5), shareholders had to accept Aetna's new governance structure. In other words, we believe Aetna's governance was "crammed down."


More recently, on January 18, 2002, we wrote to Dr. John W. Rowe, Aetna's Chairman of the Board and Chief Executive Officer:

            "As previously communicated, I am writing to remind you that Providence Capital is considering submitting to Aetna's shareholders an alternative slate

----------
(4) Mr. Donaldson became Chairman, President and Chief Executive Officer of "New Aetna" on May 30, 2000 and served as President and Chief Executive Officer until September 15, 2000. Mr. Donaldson also served as Chairman, President and Chief Executive Officer of Former Aetna from February 25, 2000 until December 13, 2000.

(5) Aetna reorganized by spinning-off its domestic healthcare business to its shareholders (the "New Aetna"), and selling its financial services and international businesses to ING Groep N.V. As a result, each shareholder of record as of the close of business December 13, 2000 received approximately $35.33 in exchange for each of their existing Former Aetna shares and one share of common stock of the newly spun-off health care company (New Aetna).

            of director nominees to reconstitute Aetna's Board of Directors and corporate governance practices. As you can imagine, the recent events at Enron Corporation have inflamed the institutional investor community with respect to the accountability of management. With Enron's blood in their eyes, these institutions will demand more independence on boards and fewer shareholder-unfriendly corporate governance mechanisms including: poison pills, staggered boards, super-majority voting and the inability for shareholders to call a special meeting or act by written consent."


On February 6, 2002, at a meeting with Aetna's Nominating and Corporate Governance Committee, Providence offered that if Aetna would remove just one of its shareholder-unfriendly mechanisms, the Company's "poison pill", we would withdraw our slate(6). Finally, on March 27, 2002 we offered to withdraw our slate if Aetna Inc. would put the issue of its poison pill up to a binding shareholder's vote. Even this was promptly rejected by Aetna Inc. on March 29, 2002.



The Board's refusal to accept our "pin-point" offer confirmed to us our opinion regarding the necessity to nominate and elect independent directors not nominated by the current Board or management, in order to improve Aetna's corporate governance.


Why Aetna?

Why have we selected Aetna? First, as discussed earlier, Dr. Gompers' work would place Aetna's corporate governance structure in the lowest decile for shareholder rights among the 1,500 companies studied. Second, over the last two years, Aetna's Board (and Former Aetna's Board) made several major decisions that, we believe, have decreased all shareholders' wealth and reflect a pattern of poor business judgments. Furthermore, we believe some of these decisions have benefited Aetna's Board and management (and Former Aetna's Board and management) to the detriment of shareholders and demonstrate the need for more accountability. To wit:

      1.    Compensation: Mr. Donaldson's Stock Options, Salary & Bonus

            On February 14, 2000, Former Aetna's stock price closed at $39.00-- an 8-year low and down from a recent high of $99.25 reached on May 10, 1999. Ten days later on February 24, 2000, Former Aetna received a confidential letter from WellPoint Health Networks Inc. and ING America Insurance Holdings, Inc. proposing a business combination with Former Aetna for $70 per share in stock and cash. On February 25, 2000, Former Aetna appointed William H. Donaldson, a Director of Former Aetna and its predecessors since 1977, as Chairman, President and CEO to replace Richard L. Huber. On February 29, 2000, while the WellPoint/ING offer had not been made public, and while the Former Aetna's shares were trading, in Providence's view, at an unduly depressed level, Former Aetna granted Mr. Donaldson a stock option for 500,000 shares of Former Aetna common stock (closing price February 29, 2000 was $41.125). The exercise price per share was $41.125 for 300,000 shares, $55.00 for 100,000 shares and $65.00 for
            100,000 shares. Mr. Donaldson was also granted 100,000 shares of restricted Former Aetna common stock. When the $70 per share offer became public the very next day on March 1, 2000, Former Aetna's stock immediately jumped and climbed as high as

----------
(6) Mr. Herbert A. Denton and one of Providence's nominees, Mr. Lawrence G. Schafran, met with Aetna Board Members William H. Donaldson, Gerald Greenwald, Barbara H. Franklin, and Michael H. Jordan.

            $58.69 by March 10, 2000, leaving most of Mr. Donaldson's options well in-the-money (to be exact, excluding time value, the 500,000 options alone were intrinsically worth a total of $5,638,500 as of the close March 10, 2000). The 100,000 restricted shares were worth an additional $5,869,000 for an aggregate value of $11,507,500 to Mr. Donaldson.


            On March 12, 2000, Former Aetna announced it had rejected the $70 offer of financial consideration from WellPoint and ING. Mr. Donaldson, in a company press release on March 12, 2000, stated that, "The financial consideration mentioned in the ING/WellPoint letter, even if taken at face value, significantly understates the value of our company and does not reflect the current value or future potential of our core businesses." Further, in 2000, Mr. Donaldson also earned a $1 million salary and $6 million bonus even though Mr. Donaldson's tenure as CEO of Former Aetna lasted less than eleven months (from February 25, 2000 until December 13, 2000). Providence believes that if $70 was dismissed as too low a price for the Aetna shares, perhaps the Board should have struck all of Mr. Donaldson's options at no less than $70.



            Mr. Donaldson's options and restricted stock vested on December 13, 2000, when the spin-off to New Aetna and the sale of the financial services and international businesses to ING were closed. Mr. Donaldson's tenure as Chairman of Aetna terminated on April 1, 2001.


            In our view, the implementation of this compensation package by the Board was highly questionable in light of:

                  o the grant of 300,000 Former Aetna options at an unduly depressed strike price reflecting last sale of $41.125 when a premium offer at $70 had been received the day before and had not been made public. Providence believes the 300,000 options should have been struck at higher prices, such as $70.

                  o In Providence's view the Board transferred wealth from Former Aetna's shareholders to Mr. Donaldson under disadvantageous circumstances to Former Aetna's shareholders. Indeed, by granting other options to Mr. Donaldson with substantially higher strike prices, the Board, in Providence's opinion, implicitly recognized this issue; and


                  o a situation wherein Mr. Donaldson found his replacement as CEO of the Former Aetna within seven months of his appointment. We believe that the size of the options award and the $7 million in salary and bonus were not commensurate with the service that was expected to be performed.



            Providence believes Aetna's Board did not exercise proper business judgment with respect to this transfer of wealth from shareholders to Mr. Donaldson.


      2.    Strategic Decision: Rejection of Premium Offer

            The Board's decision to reject a premium offer of $70 per share for the Former Aetna from WellPoint Health Networks Inc. and ING America Insurance Holdings, Inc. was subsequently followed by a different strategic plan(7) that, two years later, has resulted in a total value of $73.99(8) to Aetna's long-term shareholders. A portion of that $73.99 return consists of New Aetna stock. Aetna continues to lose money with shrinking revenues and, in Providence's opinion, with uncertain prospects of a turnaround (see, for example, the headline, "Aetna Losses Mount As CEO Seeks Right Turnaround Formula" - Bloomberg News February 21,
            2002).


            In contrast, we note that part of the consideration in the $70 offer made by WellPoint Health Networks Inc. and ING America Insurance Holdings, Inc. was to be paid in the form of WellPoint common stock. Since the original offer (February 24, 2000), WellPoint's share price has risen from the mid $60's(9) level to the split adjusted $120 level today implying that had Aetna's Board accepted the offer, without any negotiation for a better price, Providence believes that Aetna's shareholders today might have had total value of approximately $90 - $100 per share, with part of that value reflected in a profitable and growing enterprise. Of course, Providence notes that had the above mentioned transaction been completed, there is no assurance that WellPoint's operating performance or stock performance would have been similar.


            Given WellPoint's demonstrated history of growth and profitability in the health care arena versus Aetna's performance, what was the Board thinking? Now, two years later, Aetna is still losing money. Providence believes the Board of Former Aetna failed to understand the severity of Aetna's healthcare business problems.


      3.    Leadership Decision


            We believe the Former Aetna Board's decision to hire Dr. John W. Rowe(10) as CEO of "New Aetna" in September 2000, a person with no executive experience at a public company, was not a prudent exercise of business judgment, and said so when he was hired. As we stated to Bloomberg News ("Aetna Health-Care Chief to Face Investor Concerns") on September 6, 2000:


                  "It'll certainly be interesting to see if Mr. Rowe can elicit the support of Wall Street, given his lack of experience in running a public company -- especially one badly in need of a turnaround in its bottom line and in its culture."

----------
(7) Aetna reorganized by spinning-off its domestic healthcare business to its shareholders (the "New Aetna"), and selling its financial services and international businesses to ING Groep N.V. As a result, each shareholder of record as of the close of business December 13, 2000 received approximately $35.33 in exchange for each of their existing shares and one share of common stock of the newly spun-off health care company (New Aetna).


(8) Aetna's close April 1, 2002 was $38.66, plus the payment of $35.33 in cash equals $73.99.


(9) WellPoint's stock closed at $67.50 as of February 29, 2000 before the public announcement and $57.00 after the announcement on March 6, 2000.

(10) Dr. Rowe became President and Chief Executive Officer of the "New Aetna" on September 15, 2000, when the Company was Former Aetna's health and related benefits subsidiary, and continued in that role following the spin-off when "New Aetna" became an independent public company. Dr. Rowe was also an executive officer of Former Aetna from September 15, 2000 until December 13, 2000.

            Providence believes Dr. Rowe's appointment is even more puzzling when you consider that Aetna was, and still is, in need of a massive financial turnaround.

            Further adding to our concern, Aetna reported in its March 5, 2002 Proxy Statement that: "Dr. Rowe served as President and Chief Executive Officer of Mount Sinai NYU Health, a position he assumed in 1998 after overseeing the 1998 merger of the Mount Sinai and NYU Medical Centers;" however, as reported in the N.Y. Times on December 2, 2001:

                  "...the merged medical centers of Mount Sinai and New Your University seem to share little else these days but $700 million in debt and lots of resentment...Though merged in name, the two institutions, on Manhattan's East Side, have already severed their boards, kept their schools and departments apart and started separate advertising campaigns. Some involved say that were it not for the debt linking the two, the institutions would have already split...Last year, N.Y.U. cleared $22.7 million in profit, while Mount Sinai had operating losses of $26.4 million and has called in a budget-slashing consultant that has staff members fearing lay-offs."

            Furthermore, within four months of Dr. Rowe leaving as CEO of the merged entities, serious financial liquidity problems that, Providence believes, had developed under Dr. Rowe's watch, became acute. In a research report dated April 19, 2001, by Lebenthal Municipal Research(11) stated:

                  "Moody's placed Mount Sinai-NYU Medical Center & Health System Obligated Group on a watch list for a downgrade on April 6, 2001. The reason: the 2000 audit revealed cash balances to be materially lower than levels anticipated at time of the 2000 bond closing."

                  "Moody's indicated that it [Mount Sinai-NYU Medical Center & Health System Obligated Group] expected to have 120 days cash on hand rather than the 60 days cash on hand per the audited financial statements."


            Providence believes that the apparent failure of the Mount Sinai and NYU Medical Center merger provides Providence grounds for significant concerns over the Board's selection to effect a large-scale financial turnaround of Aetna. How could the Board conclude that Dr. Rowe had the necessary qualifications and experience to lead a public company through an operational and financial turnaround? Again, Providence believes the Board underestimated the seriousness of Aetna's healthcare problems and chose a CEO that was unqualified for the task at hand.


----------
(11) We have not asked for, nor have we received, Lebenthal Municipal Research's permission to utilize the referenced quotes.

      4.    Operating Results

            According to the Company's 10-K405 filed February 25, 2002, "Loss before income tax benefit and equity in earnings of affiliates, net" totaled negative $299.3 million during fiscal 2001. Aetna has lost money in each of the last four quarters. Although the Aetna turnaround may still be in the works, Providence believes that Aetna remains in intensive care.

            In a Merrill Lynch research report(12) dated February 21, 2002, analyst Roberta W. Goodman wrote that:

                  "...we view the sequential deterioration in results not to be supportive of an imminent turnaround."

                  "Enrollment attrition was stunning (down 11% vs. prior year and 348,000 sequentially)."

                  "...what we hear from the marketplace about Aetna's operating and claims processing capabilities (that the company is in "turmoil" at the regional level and that an above-industry proportion of its claims are being paid late or incorrectly or not at all) suggests to us that despite good intentions, it is likely that the company really does not have a handle on the medical cost experience for the book of business generally, let alone segmented by retained vs. departing members."

                  "We would remind investors that the "plan" for 2002 is much the same as that which failed to deliver during 2001... With the massive enrollment churn we are seeing and in light of the company's numerous strategic shifts over the last several years, we think it unlikely that AET will be competitive any time soon relative to other national or regional players."

            However, in 2001, Aetna reported that Dr. Rowe received a $1 million salary, $1 million bonus and $1.5 million in "other compensation." Although we believe the jury is still out for Dr. Rowe's turnaround, it will soon be time for the Board to make its judgment about Dr. Rowe's suitability to lead Aetna. What will the Board be thinking this time next year if Aetna continues to lose money?

      5.    Aetna's Stock Performance

            During 2001, Aetna was included in the Council of Institutional Investors' annual Focus List of underperforming companies. The Focus List is derived annually using data form S&P's Compustat service. Companies that were included in the 2001 Focus List, including Aetna, had underperformed their respective broad market index

----------
(12) We have not asked for, nor have we received, Merrill Lynch's permission to utilize the referenced quotes.

            and their S&P industry peer group over the one-, three- and five-year periods ending June 29, 2001.


The following is a chart comparing Aetna Inc.'s stock price with the Morgan Stanley Healthcare Payor Index from the date of spin-off (December 13, 2000) to April 1, 2002.


                              December 13, 2000             April 1, 2002
                              -----------------             -------------
Aetna Inc.                       $34.125                       $38.66

Morgan Stanley Healthcare
  Payor Index*                   $429.49                      $512.94
        '

* The companies currently included in the Morgan Stanley Healthcare Payor Index are: Aetna Inc., CIGNA Corporation, Coventry Health Care, Inc., First Health Group Corp., Health Net, Inc., Humana Inc., MidAtlantic Medical Services, Inc., Oxford Health Plans, Inc., PacifiCare Health Systems, Inc., Trigon Healthcare, Inc., UnitedHealth Group Incorporated and Wellpoint Health Networks, Inc.

So in conclusion, despite the distinguished backgrounds of Aetna's Board members, Providence contends certain key decisions have cost Aetna's shareholders dearly and, if the Board continues along unfettered by better accountability to Aetna's shareholders, it is uncertain whether the Board, based on its track record, will increase shareholders' wealth.


                            WHAT OUR NOMINEES EXPECT TO DO


The Stockholder Nominees are individuals of substantial business experience and integrity and consist of James F. Bingham, Lawrence G. Schafran and Chris C. Riedel. The Stockholder Nominees are wholly independent of management and are committed to the maximization of shareholder value through better corporate governance. The following descriptions outline pertinent portions of the nominees' backgrounds:

            o Mr. Bingham, as a former officer of Xerox Corporation, had the courage and integrity to raise certain accounting issues which has now led the Securities and Exchange Commission to publicly state that Xerox booked revenue from lease purchase agreements in a manner that "does not follow" established procedures. Xerox has denied wrongdoing by claiming these results were "immaterial."

            o Mr. Schafran, as a shareholder-nominated director of COMSAT Corporation, maximized shareholder value through COMSAT's acquisition by Lockheed Martin Corporation. Currently, Mr. Schafran, as Chairman, Interim CEO and President of Banyan Strategic Realty Trust (NMS: BSRTS) is concluding its liquidation in order to maximize shareholder value.

            o Mr. Riedel, after 22 years in the healthcare industry, recently joined Providence Capital, Inc., which has a long-term track record in addressing shareholder concerns at publicly traded companies.


The Stockholder Nominees intend to immediately ask to have the Board conduct a thorough review of the Company's corporate governance and seek to improve Aetna's corporate governance in order to hold management and the Board more accountable to shareholders. They intend to begin by addressing, and seeking to change or eliminate, the corporate governance features described above which we believe to be contrary to the best interests of the Aetna Inc. shareholders.



If elected, the Stockholder Nominees are committed to acting in the best interests of Aetna's stockholders and, subject to their fiduciary duty as Directors of Aetna, intend to pursue diligently and promptly the actions described above. No assurance can be given that they will be successful in these efforts or that, if successful, Aetna's profitability will be restored. We believe that election of the Stockholder Nominees is critical to stockholders interested in making Aetna more accountable to its shareholders.


                        STOCKHOLDER NOMINEES AS DIRECTORS

            The Board of Directors of the Company currently is composed of twelve Directors. The company announced in its Proxy Statement filed with the SEC on March 5, 2002 that one Director, William H. Donaldson: "is retiring from the Board as of the Annual Meeting because he has reached the mandatory retirement age. Under the terms of Aetna's By-Laws, the Board has reduced the size of the Board to eleven members effective immediately prior to the opening of the Annual Meeting." In the future the Board may increase the size of the board and appoint new Directors."

            The terms of office for the Directors elected at the 2002 Annual Meeting (the "Nominees") will run until the Annual Meeting in 2004 and until their successors are duly elected and qualified. The nominees, together with the eight Directors whose terms continue beyond the 2002 Annual Meeting (the "Continuing Directors") will comprise the Board. At and after Aetna's Annual Meeting in 2004, shareholders will elect all Directors annually for a one-year term.


            Under Pennsylvania corporation law, the approval of any corporate action taken at a shareholder meeting is based on the votes cast. "Votes cast" means votes actually cast "for" or "against" a particular proposal, whether by proxy or in person. Directors are elected by a plurality (i.e., the greatest number) of votes cast. When you return the Stockholder Participants GREEN proxy card, you are voting for the Stockholder Nominees. Each Stockholder Nominee has consented in writing to being named as a nominee for election as a director and, if elected, has consented to serve as a director.


            If you wish to vote for the Stockholder Nominees, you must submit the enclosed GREEN proxy card and must NOT submit the Company's proxy card, even if you wish to vote for any of the Company nominees. For additional information, see "Eligible Shares and Vote Required" and "Voting and Proxy Procedures."

            The following information concerning age, principal occupation, business experience during the last five years and directorships of other publicly owned companies has been furnished to Providence by the Stockholder Nominees, all of whom have expressed their willingness to serve on the Board of Directors of the Company.

            James F. Bingham (age 47). Mr. Bingham became Chief Financial Officer of the Winklevoss Group of Companies during 2001. The Winklevoss Companies include; Wintech, an actuarial software company; Winklevoss LLC, a structured finance company; and Row America, a fitness company. From 1985-2000, Mr. Bingham held various positions within Xerox Corporation, a document solutions company, including Assistant Treasurer, International. Mr. Bingham's business address is The Winklevoss Group, 500 West Putnam Avenue, Greenwich, CT 06830-6079.

            Chris C. Riedel (age 55). Since February, 2002, Mr. Riedel has been a Managing Director of Providence Capital, Inc. From October, 1992 until February, 2002 Mr. Riedel was a private investor. From 1983 until October, 1992 Mr. Riedel served as the Chairman and CEO of Meris

Laboratories, Inc., a medical laboratory he founded. Mr. Riedel's business address is 213 Forrester Rd., Los Gatos, CA 95032.

            Lawrence G. Schafran (age 63). Since 1984, Mr. Schafran has served as the Managing General Partner of L. G. Schafran & Associates, a private investment, advisory and development firm. Mr. Schafran is also Managing Director and COO of CancerAdvisors, Inc., since 2001, a privately held provider of comprehensive information to cancer patients and associated oncologists that matches patients to clinical trials. Mr. Schafran also serves as Chairman, Interim CEO and President of Banyan Strategic Realty Trust. Since 1996, Mr. Schafran has also served as Chairman and Co-CEO of Delta-Omega Technologies, Inc. a specialty chemical company and is a Director of PubliCard, Inc., Tarragon Realty Investors, Inc., Vertex Interactive, Inc. and WorldSpace, Inc. Mr. Schafran's principle business address is at Banyan Strategic Realty Trust, 2625 Butterfield Road, Oak Brook, IL 60512.

            Except as set forth in this Proxy Statement or in the Appendices attached hereto, none of the Stockholder Participants, the Stockholder Nominees, nor any associate of any of the foregoing persons (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company,
(v) is or has been a party to any contract, arrangement or understanding with any person with respect to any securities of the Company within the past year,
(vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year or (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this Proxy Statement or in the Appendices hereto, none of Stockholder Participants, the Stockholder Nominees, nor any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party.

            None of the corporations or organizations in which any of the Stockholder Nominees has conducted their principal occupation or employment is a parent, subsidiary or other affiliate of the Company and none of the Stockholder Nominees holds any position or office with the Company, has any family relationship with any executive officer or director of the Company, or has been involved in any legal proceedings of the type required to be disclosed by the rules governing this solicitation other than as described herein.

                     RATIFICATION OF APPOINTMENT OF AUDITORS

            Providence has no objection to the ratification of the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending December 31, 2002.

                    APPROVAL OF EMPLOYEE STOCK PURCHASE PLAN

            Providence has no comment concerning the approval of the Employee Stock Purchase Plan.

           SHAREHOLDER PROPOSAL TO IMPLEMENT CUMULATIVE VOTING IN THE
                              ELECTION OF DIRECTORS

            Providence affirmatively supports the shareholder submitted proposal for cumulative voting. Aetna's Board objects to cumulative voting because they believe it "...is one of those issues that favors special interest groups." Aetna's Board states that "cumulative voting would make it possible for such a group to elect one or more Directors beholden to the group's narrow interests."


            In our view, any shareholder gaining enough of the vote through cumulative voting is entitled to Board representation and cannot so easily be dismissed as being a "special interest." An investor, or a united group of investors, with that much money invested in Aetna has a right to representation at Board meetings alongside company-designated directors who will likely have, in aggregate, far less capital at stake.


Furthermore, we believe that cumulative voting is another important corporate governance factor that is directly related to company success(13).

                             YOUR VOTE IS IMPORTANT

            To vote for the Stockholder Nominees, you must submit the enclosed GREEN proxy card and must NOT submit the Company's proxy card, even if you wish to vote for one or more of the Company nominees.

                  o If you believe Aetna is overly protected from the threat of a possible takeover at the expense of accountability to shareholders, vote the GREEN card for change.

                  o If you agree with the reasons for Providence's solicitation set forth herein, and believe that the election of the Stockholder Nominees to the Board of Directors can make a difference, we urge you to vote for the election of the Stockholder Nominees,

----------
(13) "Studies linking cumulative voting practices to company success date back to 1984. A study produced that year by University of Utah professors Sanjai Bhagat and James Brickley found that "cumulative voting can have a positive effect on firm value" and, conversely, that efforts to restrict cumulative voting rights-- and as such to inhibit non-management shareholders' activity-- were associated with negative stock price reactions. The study ("Cumulative
Voting: The Value of Minority Shareholder Voting Rights") was published in the Journal of Law and Economics (Vol.27 October 1984), and summarized in the Council of Institutional Investors' 1994 collection of studies, Does Ownership Add Value?" IRRC Corporate Governance Service 2001 Background Report F:
Cumulative Voting, by Glenn Davis, Feb.1, 2001, page 11: Economic Impact of Cumulative Voting.

                        no matter how many or how few shares you own, by signing, dating and mailing the enclosed GREEN proxy card.

                  o If you are concerned that Aetna's Board may be prone to offering excessive compensation to Aetna's management, vote the GREEN card for change.

                  o If you are concerned that Aetna's Board may be prone to making an error of judgment in the future concerning Aetna's leadership, vote the GREEN card for fresh thinking.

                  o If, in the post-Enron environment, you wish signal Aetna specifically, and Corporate America generally, to take their fiduciary duties to shareholders more seriously, vote the GREEN card for change.

            Providence urges you NOT to sign any proxy card sent to you by the Company. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

                                  * IMPORTANT *

            If your shares are held in the name of a brokerage firm, bank or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and give instructions for such shares to be voted.

            If you have any questions or need assistance in voting your shares, please call Providence's representative:

                        [Insert Proxy Solicitation Firm]

                        ELIGIBLE SHARES AND VOTE REQUIRED

            Only holders of Common Stock of record on the Record Date will be entitled to vote at the Annual Meeting. Holders of record of shares of Common Stock on the Record Date are urged to submit a proxy even if such shares have been sold after the Record Date. A majority of shares of Common Stock outstanding as of the close of business on February 22, 2002 must be present in person or by proxy for the Company to hold the Annual meeting and transact business. This is referred to as a quorum. Both abstentions and broker non-votes are counted as present for the purpose of determining a quorum. Each share of Common Stock entitles its owner to one vote. For information concerning voting procedures at the Annual Meeting, see "Voting and Proxy Procedures."

            Each nominee for election as a director requires a plurality of the votes cast in order to be elected. A plurality means that the nominees with the largest number of votes are elected as directors up to the maximum number of directors to be elected at the Annual Meeting. The affirmative vote of a majority of shares entitled to vote and present in person or by proxy at the Annual Meeting is required for approval of any other matters submitted to a vote of the stockholders. In the election of directors, an abstention or broker non-vote will have no effect on the outcome. In the case of any other matter, abstention from voting will have the practical effect of voting against such matter.

Broker non-votes will be included in determining the presence of a quorum at the Annual Meeting but will have no effect on the outcome of any matters, other than to reduce the number of "FOR" votes necessary to approve such matters.

                              SOLICITATION EXPENSES

            Providence has retained [proxy solicitation firm] to assist in the solicitation of proxies and for related services. Providence will pay [proxy solicitation firm XXX] a fee of up to $_______ and has agreed to reimburse it for its reasonable out-of-pocket expenses. XXX, Inc. ("XXX"), will use approximately [ ] persons in its solicitation efforts. In addition to the use of the mails, solicitations of proxies may be made by means of personal calls upon, or telephonic communications to or with, stockholders or their personal representatives by Providence, employees or members of Providence and by XXX. Copies of Providence's soliciting materials will be furnished to banks, brokerage houses, fiduciaries and other nominees for forwarding to beneficial owners of shares and Providence will reimburse them for their reasonable out-of-pocket expenses for forwarding such materials.

            The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by Providence. Although no precise estimate can be made at the present time, Providence currently estimates that the total expenditures relating to the proxy solicitation incurred by Providence will be approximately $[ ] of which $[ ] has been incurred to date. If Providence's Nominees are elected to the Board, Providence intends to seek reimbursement of the costs of this solicitation from the Company.

                         VOTING SECURITIES OUTSTANDING;
                          INFORMATION ABOUT THE COMPANY

            There were 144,908,566 shares of Common Stock reported outstanding by the Company in its Schedule 14A Proxy Statement filed with the SEC on March 5, 2002. Each share of Common Stock entitles its owner to one vote.

            Stockholders are referred to the Company's proxy statement containing certain information regarding the Company's Common Stock, the beneficial ownership of Company Common Stock held by Company directors, nominees, management and 5% shareholders, other information concerning the Company's management and the procedures for submitting proposals for consideration at the next Annual Meeting of stockholders. Providence has no independent knowledge as to, and assume no responsibility for, the accuracy of the Company's proxy statement.

                           VOTING AND PROXY PROCEDURES


            For the proxy solicited hereby to be voted, the enclosed GREEN proxy card must be signed, dated and returned to Providence, c/o XXX Inc., ADDRESS, CITY, STATE ZIP CODE in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Stockholder Nominees, you must submit the enclosed GREEN proxy card and must NOT submit the Company's proxy card, even if you wish to vote for any of the Company Nominees. If you have already returned the Company's proxy card to the Company, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating and mailing the enclosed GREEN proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

            Execution of a GREEN proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation, (ii) submitting a duly executed proxy bearing a later date to the Secretary of the Company or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.


            Shares of Common Stock represented by a valid, unrevoked GREEN proxy card will be voted as specified. You may vote FOR the election of the Stockholder Nominees or withhold authority to vote for the election of the Stockholder Nominees by marking the proper box on the GREEN proxy card. You may also withhold your vote from any of the Stockholder Nominees by writing the name of such nominee in the space provided on the GREEN proxy card. In addition, you may withhold authority to vote for one or more additional Company nominees by writing the name(s) of such Company nominee(s) in the space provided on the GREEN proxy card. Stockholders are referred to the proxy statement distributed by the Company for the names, background, qualifications and other information concerning the Company nominees. If no specification is made, such shares will be voted FOR the election of all of the Stockholder Nominees, FOR the implementation of cumulative voting in the election of directors, FOR the shareholder proposal relating to shareholders' rights plans, if presented to the meeting, and will be voted FOR KPMG LLP, as auditors. Such shares will abstain on the vote to approve the proposed Employee Stock Purchase Plan.



            Except as set forth in this Proxy Statement, Providence is not aware of any other matter to be considered at the Annual Meeting. However, if Providence learns of any other proposals made at a reasonable time before the Annual Meeting, Providence will either supplement this Proxy Statement and provide an opportunity to stockholders to vote by proxy directly on such matter or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the person named as proxy on the enclosed GREEN proxy card will vote proxies solicited hereby in his discretion.

            If your shares are held in the name of a brokerage firm, bank or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GREEN proxy card.

            Only holders of record of Common Stock on the Record Date will be entitled to vote at the Annual Meeting. If you are a Stockholder of record on the Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares on the GREEN proxy card, even if you sell such shares after such date.

            Providence believes that it is in your best interest to elect the Stockholder Nominees as directors at the Annual Meeting. PROVIDENCE STRONGLY RECOMMENDS A VOTE FOR THE STOCKHOLDER NOMINEES.


April 2, 2002                          PROVIDENCE INVESTORS, LLC

                                   Appendix A

      The table below sets forth the shares of Common Stock of the Company beneficially owned, directly and indirectly, by each of the Shareholder Participants and Shareholder Nominees as of March 1, 2001. Their transactions in the Company's stock during the past two years is set forth in Appendix B.

                                                    Amount and Nature
                                                      of Beneficial        Percent of
Name                                                     Ownership           Class
-------------------------------------------------------------------------------------
Providence Investors, LLC .................                5,000               *

Providence Capital, LLC ...................               10,000               *

Chris C. Riedel ...........................                  800               *

Lawrence G. Schafran** ....................                1,000               *

James F. Bingham, Jr ......................                  300               *

----------
*     Less than one percent (1%).
** Lawrence G. Schafran beneficially owns 1,000 shares in a joint account with his wife, Lynn H. Schafran. Lynn H. Schafran is an investor in Providence Investors, LLC.

                                   Appendix B

The following table sets forth information with respect to all purchases and sales of shares of Common Stock of the Company by Stockholder Participants and Stockholder Nominees during the past two years:

Transactions in Common Stock by Providence Investors, LLC, of which Herbert A. Denton is a managing member, are as follows. All such transactions comprise open market purchases of Common Stock.

Purchase and Sales of Securities in the Past Two Years
Transactions by:
Providence Investors, LLC

--------------------------------------------------------------------------------
  Date                     Purchase/Sale                                Quantity
  ----                     -------------                                --------
--------------------------------------------------------------------------------
02/23/00                         P                                       2,000
--------------------------------------------------------------------------------
03/07/00                         S                                       1,000
--------------------------------------------------------------------------------
03/08/00                         S                                       1,000
--------------------------------------------------------------------------------
03/09/00                         P                                       2,000
--------------------------------------------------------------------------------
03/13/00                         P                                       1,000
--------------------------------------------------------------------------------
03/13/00                         S                                       1,000
--------------------------------------------------------------------------------
03/27/00                         P                                       2,000
--------------------------------------------------------------------------------
04/10/00                         S                                       1,400
--------------------------------------------------------------------------------
04/13/00                         S                                       2,500
--------------------------------------------------------------------------------
04/14/00                         P                                       2,000
--------------------------------------------------------------------------------
04/24/00                         S                                       2,000
--------------------------------------------------------------------------------
05/26/00                         S                                         100
--------------------------------------------------------------------------------
06/26/00                         P                                       1,000
--------------------------------------------------------------------------------
06/27/00                         P                                       1,000
--------------------------------------------------------------------------------
06/28/00                         S                                       5,000
--------------------------------------------------------------------------------
06/28/00                         P                                       5,000
--------------------------------------------------------------------------------
06/30/00                         S                                       1,000
--------------------------------------------------------------------------------
07/05/00                         S                                       1,000
--------------------------------------------------------------------------------
07/17/00                         P                                         500
--------------------------------------------------------------------------------
07/20/00                         S                                         500
--------------------------------------------------------------------------------
12/27/01                         P                                       1,000
--------------------------------------------------------------------------------
03/18/02                         P                                       4,000
--------------------------------------------------------------------------------


Balance: 5,000

Transactions in Common Stock by US Value Investment Company plc, of which Herbert A. Denton, a managing member of Providence Investors LLC, is also a managing member, are as follows. All such transactions comprise open market purchases of Common Stock.

--------------------------------------------------------------------------------
  Date                             Purchase/Sale                        Quantity
  ----                             -------------                        --------
--------------------------------------------------------------------------------
02/23/00                                 P                                3,000
--------------------------------------------------------------------------------
02/25/00                                 P                               20,000
--------------------------------------------------------------------------------
03/06/00                                 S                               15,000
--------------------------------------------------------------------------------
03/07/00                                 S                                4,000
--------------------------------------------------------------------------------
03/08/00                                 S                                3,000
--------------------------------------------------------------------------------
03/09/00                                 P                                8,000
--------------------------------------------------------------------------------
03/13/00                                 S                                4,000
--------------------------------------------------------------------------------
03/13/00                                 P                                4,000
--------------------------------------------------------------------------------
03/27/00                                 P                                4,000
--------------------------------------------------------------------------------
03/28/00                                 P                                5,000
--------------------------------------------------------------------------------
03/2900                                  P                                5,000
--------------------------------------------------------------------------------
04/10/00                                 S                                8,000
--------------------------------------------------------------------------------
04/11/00                                 S                                5,000
--------------------------------------------------------------------------------
04/13/00                                 S                                5,000
--------------------------------------------------------------------------------
04/14/00                                 P                                8,000
--------------------------------------------------------------------------------
04/24/00                                 S                                8,000
--------------------------------------------------------------------------------
04/27/00                                 S                                5,000
--------------------------------------------------------------------------------
05/26/00                                 S                                  400
--------------------------------------------------------------------------------
06/02/00                                 P                                5,000
--------------------------------------------------------------------------------
06/06/00                                 S                                5,000
--------------------------------------------------------------------------------
06/26/00                                 P                                9,000
--------------------------------------------------------------------------------
06/27/00                                 P                                4,000
--------------------------------------------------------------------------------
06/30/00                                 S                                4,000
--------------------------------------------------------------------------------
07/05/00                                 S                                9,000
--------------------------------------------------------------------------------
07/17/00                                 P                                4,500
--------------------------------------------------------------------------------
07/18/00                                 P                               10,000
--------------------------------------------------------------------------------
07/20/00                                 S                               14,500
--------------------------------------------------------------------------------

Balance: 0

Transactions in Common Stock by Providence Capital, LLC, of which Herbert A. Denton, a managing member of Providence Investors LLC, is also a managing member, are as follows. All such transactions comprise open market purchases of Common Stock.

--------------------------------------------------------------------------------
  Date                             Purchase/Sale                        Quantity
  ----                             -------------                        --------
--------------------------------------------------------------------------------
03/18/02                                 P                               5,000
--------------------------------------------------------------------------------
03/20/02                                 P                               5,000
--------------------------------------------------------------------------------

Balance: 10,000

Transactions in Common Stock by James F. Bingham, Jr. are as follows. All such transactions comprise open market purchases of Common Stock.

--------------------------------------------------------------------------------
  Date                             Purchase/Sale                        Quantity
  ----                             -------------                        --------
--------------------------------------------------------------------------------
03/08/02                                 P                                 300
--------------------------------------------------------------------------------

Transactions in Common Stock by Lawrence G. Schafran and his wife, Lynn H. Schafran, are as follows. All such transactions comprise open market purchases of Common Stock.

--------------------------------------------------------------------------------
  Date                             Purchase/Sale                        Quantity
  ----                             -------------                        --------
--------------------------------------------------------------------------------
03/21/02                                 P                               1,000
--------------------------------------------------------------------------------

Transactions in Common Stock by Chris C. Riedel are as follows. All such transactions comprise open market purchases of Common Stock.

--------------------------------------------------------------------------------
  Date                             Purchase/Sale                        Quantity
  ----                             -------------                        --------
--------------------------------------------------------------------------------
03/11/02                                 P                                 800
--------------------------------------------------------------------------------